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FIRM / AFFILIATE OFFICES
	Brussels	New York
January 13, 2006	Chicago	Northern Virginia
	Frankfurt	Orange County
VIA EDGAR AND MESSENGER	Hamburg	Paris
	Hong Kong	San Diego
Russell Mancuso, Esq.	London	San Francisco
Division of Corporation Finance	Los Angeles	Shanghai
Office of Electronics and Machinery	Milan	Silicon Valley
Securities and Exchange Commission	Moscow	Singapore
100 F Street, NE	Munich	Tokyo
Washington, D.C. 20549	New Jersey	Washington, D.C.

Re: Rudolph Technologies, Inc.

Joint Proxy Statement/Prospectus on Amendment No. 3 to Form S-4

Filed January 6, 2006

File No. 333-127371

Dear Mr. Mancuso:

On behalf of Rudolph Technologies, Inc. (“Rudolph”) in connection with the above captioned Joint Proxy Statement/Prospectus on Amendment No. 3 to Form S-4 (the “Proxy Statement”), we are responding to the Staff’s comment letter dated January 12, 2006 (the “Comment Letter”).

For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the Comment Letter. Capitalized terms used but not defined have the meanings ascribed to these terms in the Proxy Statement. References to page numbers in the text of the responses herein are to page numbers in the marked version of the Proxy Statement being delivered to you concurrently herewith.

Conditions to obligations of Complete the Merger, page 132

1.	We note the disclosure in response to comment 6. We also note that your disclosure in response to comment 7 differs from the second paragraph in response 20 in your counsel’s letter to us dated December 29, 2005. Please be aware that events in addition to those that you disclose might require resolicitation.

Response: We acknowledge the Staff’s comment.

Exhibits

2.	Given your revisions to your tax disclosure, please file updated Exhibit 8 opinions.

Russell Mancuso

January 13, 2006

Response: We have filed Exhibit 8 opinions to the registration statement (the “Registration Statement”) of which the Proxy Statement forms a part, which have been updated as of January 12, 2006.

3.	We note your response to comment 10. If the agreement contains a material provision, such as the standstill provision, quoting the substance of that provision in your prospectus does not eliminate your obligation to file the agreement as an exhibit. As such, we continue to seek an analysis that demonstrates with sufficient detail how you concluded that the confidentiality agreement entered into between Rudolph and August is immaterial given the circumstances of your transaction.

Response: To resolve the Staff’s comment, the confidentiality agreements are being filed as Exhibit 99.8 to the Registration Statement.

Exhibit 5.2

4.	Please file via EDGAR an unconditional opinion regarding the rights. For example, the opinion should not assume legal conclusions that are a necessary requirement of the ultimate opinion such as the numerous assumptions on pages 2 and 7 of the opinion you provided us. Also, the opinion should not imply that investors are not entitled to rely on the opinion and should not refer to a Securities Act registration statement on Form S-4 as a registration statement filed under the Exchange Act.

Response: Exhibit 5.2 to the Registration Statement has been revised pursuant to our discussion with the Staff today.

We appreciate your review of this information. Please contact John Huber at (202) 637-2242 or myself at (212) 906-1215 with any questions.

Very truly yours,

/S/ DAVID M. SCHWARTZBAUM

David M. Schwartzbaum

cc:	Paul F. McLaughlin
Thomas R. King, Esq.
Robert K. Ranum, Esq.
John J. Huber, Esq.